CONFIDENTIAL TREATMENT REQUESTED

BY OPOWER, INC.: OPOWER-002

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THE UNREDACTED PAPER SUBMISSION FOR EASE OF IDENTIFICATION.

March 13, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mark Shuman, Branch Chief - Legal

Stephen Krikorian, Accounting Branch Chief

Tamara Tangen, Staff Accountant

Jeff Kauten, Attorney-Advisor

Re:	Opower, Inc.

Registration Statement on Form S-1

File No. 333-194264

Ladies and Gentlemen:

We are submitting this letter on behalf of Opower, Inc. (the “Company”) in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-194264) (the “Registration Statement”). Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83, and the Freedom of Information Act.

CONFIDENTIAL TREATMENT REQUESTED

BY OPOWER, INC.

Securities and Exchange Commission

March 13, 2014

The purpose of this letter is to notify the Staff that the price range included on the cover of the Company’s preliminary prospectus is expected to be within a range of $[****]1 to $[****]2 per share (the “Preliminary IPO Price Range”) in order to enable the Staff to complete its review of the Company’s option pricing and fair value determinations. This letter provides a discussion of the Company’s approach to option pricing and fair value determinations with respect to the option grants and restricted stock unit awards (“RSUs”) made by the Company’s board of directors, compensation committee or their delegates from January 1, 2013 through the date of this letter.

Equity Issuances by the Company since January 1, 2013

To facilitate the Staff’s review, the following table reproduces the information provided on page 58 of the Registration Statement for all option grants from January 1, 2013 through the date of this letter.

Stock Option Grants	Number of Shares Underlying Options Granted	Weighted-Average Exercise Price Per Share	Estimated Fair Value Per Share used for Financial Reporting
February 2013	118,000	$3.19	$3.19
April 2013	347,750	4.19	4.19
May 2013	174,250	4.39	4.39
June 2013	309,500	4.69	4.69
July 2013	124,000	6.07	13.44
August 2013	1,615,082	6.62	13.44
November 2013	414,125	15.20	15.20

[1]	[****]–Confidential Treatment Requested by Opower, Inc.
[2]	[****]–Confidential Treatment Requested by Opower, Inc.

CONFIDENTIAL TREATMENT REQUESTED

BY OPOWER, INC.

Securities and Exchange Commission

March 13, 2014

In addition, the following table presents all grants by the Company of restricted stock units from January 1, 2013 through the date of this letter:

Restricted Stock Unit Grants	Number of Units Granted	Weighted-Average Exercise Price Per Share	Estimated Fair Value Per Share used for Financial Reporting
November 2013	864,676	N/A	$15.20
December 2013	228,650	N/A	16.52
January 2014	271,950	N/A	17.04
February 2014	127,300	N/A	17.89
March 2014	30,700	N/A	[****	](1)3

(1)	The estimated fair value per share used for financial reporting purposes is based on the midpoint of the Preliminary IPO Price Range for illustrative purposes. The actual estimated fair value per share used for financial reporting purposes will be the midpoint of the offering price range disclosed on the cover of the Company’s preliminary prospectus.

Previously Provided Information

The section captioned “Stock-Based Compensation” at pages 56 through 61 in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of the Registration Statement includes a detailed explanation of the Company’s approach to accounting for stock-based compensation, the methodology used by the Company to determine the fair value of its stock on dates when options and restricted stock unit awards were granted by the board of directors in 2013 (more recent grants will be added in the next amendment), factors and approaches considered by the Company in determining fair value and factors that caused the fair value to change over time.

Valuation Effective January 1, 2014

The Company’s board of directors determined that the fair value of the common stock was $17.04 per share as of January 1, 2014.

[3]	[****]–Confidential Treatment Requested by Opower, Inc.

CONFIDENTIAL TREATMENT REQUESTED

BY OPOWER, INC.

Securities and Exchange Commission

March 13, 2014

The Company continued to perform consistent with revenue projections through the end of 2013. Cost of revenue was in line with expectations and operating expenses were less than projected. The Company’s management estimated the fair market value of its common stock to be $17.04 per share as of January 1, 2014. This increased from the prior valuations mainly due to revenue growth consistent with prior projections, a shorter time to liquidity based on the passage of time and the performance of comparable companies.

The following considerations were used to complete the January 1, 2014 valuation:

•	A PWERM analysis determined an enterprise value of $939.7 million.

•	A discount rate of 23% based on an estimated cost of capital.

•	A weighted-average lack of marketability discount of 11% based on discrete exit scenarios.

•	Liquidity events were weighted as 76% for an initial public offering and 24% to a merger, acquisition or continuation as a private company.

•	An approximate 5% weighting of recent sales and proposed sales of 200,391 shares of the Company’s common stock with a median purchase price per share of $17.00 and a weighted average purchase price per share of $19.97 by certain stockholders of the Company to third-party purchasers unaffiliated with the Company.

Valuation Effective February 1, 2014

The Company’s board of directors determined that the fair value of the common stock was $17.89 per share as of February 1, 2014.

The Company continued to perform consistent with revenue projections in the first quarter of 2014. Cost of revenue was in line with expectations and operating expenses were less than projected. The Company’s management estimated the fair market value of its common stock to be $17.89 per share as of February 1, 2014. This increased from the prior valuations mainly due to revenue growth consistent with prior projections, a shorter time to liquidity based on the passage of time and an increased weighting on recent third-party transactions of the Company’s common stock.

The following considerations were used to complete the valuation:

•	A PWERM analysis determined an enterprise value of $939.6 million.

CONFIDENTIAL TREATMENT REQUESTED

BY OPOWER, INC.

Securities and Exchange Commission

March 13, 2014

•	A discount rate of 22% based on an estimated cost of capital.

•	A weighted-average lack of marketability discount of 10% based on discrete exit scenarios.

•	Liquidity events were weighted as 80% for an initial public offering and 20% to a merger, acquisition or continuation as a private company.

•	A 20% weighting of recent sales and proposed sales of 330,391 shares of the Company’s common stock with a median purchase price per share of $20.00 and a weighted average purchase price per share of $21.77 by certain stockholders of the Company to third-party purchasers unaffiliated with the Company.

The Company believes that the primary factor resulting in an increase in the fair value of its common stock from the January 1, 2014 valuation of $17.04 per share to the February 1, 2014 valuation of $17.89 per share was the increased likelihood of an initial public offering based on the continued progress towards the completion of the initial public offering process and an increased weighting on recent third-party transactions of the Company’s common stock.

Conclusion

The Company believes that the fair values determined by its board of directors for the common stock underlying each option grant and restricted stock unit award are appropriate and demonstrate the diligent efforts of the Company’s board of directors to consider all relevant factors in determining fair value at each valuation date. The Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

* * * * *

CONFIDENTIAL TREATMENT REQUESTED

BY OPOWER, INC.

Securities and Exchange Commission

March 13, 2014

Please direct your questions or comments regarding this letter to the undersigned by telephone to (650) 752-3139.

Respectfully submitted,

GOODWIN PROCTER LLP

By	/s/ Richard A. Kline
Richard A. Kline

cc:	Daniel Yates, Opower, Inc.

Thomas Kramer, Opower, Inc.

Michael Sachse, Opower, Inc.

Joseph Theis, Goodwin Procter LLP